SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2019
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CORPORATE BYLAWS

OF

COMPANHIA PARANAENSE DE ENERGIA

Approved and consolidated by the 199th Extraordinary Shareholders' meeting, of April 29, 2019.

Registration as Corporate Taxpayer (CNPJ): 76.483.817/0001-20

State Registration: 10.146.326-50

Commercial Registry Number: 41300036535

Brazilian SEC Registration: 1431-1

US SEC Registration (ordinary shares): 20441B308

US SEC Registration (preferred, class B): 20441B407

Spanish SEC Registration (Latibex, preferred, class B): 29922

Rua Coronel Dulcídio, 800

Curitiba - Paraná - Brazil

CEP: 80420-170

e-mail: copel@copel.com

Website: http://www.copel.com

Phone: (55-41) 3310-5050

Fax: (55-41) 3331-4145

	CONTENTS

CHAPTER I	NAME, LIFE TERM, HEAD OFFICE AND CORPORATE PURPOSE	03
CHAPTER II	CAPITAL STOCK AND SHARES	04
CHAPTER III	SHAREHOLDERS' MEETING - SM	05
CHAPTER IV	MANAGEMENT OF THE COMPANY	06
	SECTION I BOARD OF DIRECTORS - BD	07
	Number, nomination and term of office	07
	Vacancies and replacements	08
	Procedure	08
	Powers and duties	09
	SECTION II EXECUTIVE BOARD - EB	13
	Number, term of office, powers and duties	13
	Vacancies and replacements	14
	SECTION III EXECUTIVE BOARD MEETING - EBM	15
	Procedure	15
	Powers and duties	15
	Representation of the Company	18
CHAPTER V	STATUTORY COMMITTEES	18
	SECTION I STATUTORY AUDIT COMMITTEE - SAC	18
	SECTION II NOMINATION AND EVALUATION COMMITTEE - NEC	19
CHAPTER VI	SUPERVISORY BOARD - SB	21
	Vacancies and replacements	22
CHAPTER VII	COMMON RULES APPLICABLE TO STATUTORY BODIES	22
	Taking office, impediments and prohibitions	22
	Compensation	23
CHAPTER VIII	FINANCIAL YEAR, FINANCIAL STATEMENTS,
	PROFITS, RESERVES AND DIVIDEND PAYOUT	24
CHAPTER IX	DISSOLUTION AND LIQUIDATION	25
CHAPTER X	DEFENSE MECHANISMS	25
CHAPTER XI	CONFLICT RESOLUTION	26
CHAPTER XII	GENERAL PROVISIONS	26

APPENDIXES:
I	AMENDMENTS TO THE BYLAWS	27
II	CHANGES IN THE CAPITAL STOCK	29

Note: the original text was filed at the Commercial Registry of the State of Paraná - CRSP under number 17,340, on June 16, 1955 and published in the Official Newspaper of the State of Paraná - ONS PR of June 25, 1955.

CHAPTER I - NAME, LIFE TERM, HEAD OFFICE

AND CORPORATE PURPOSES

Article 1     Companhia Paranaense de Energia, hereinafter referred to as "Copel" or "Company", is a mixed capital publicly-held company, legal entity under private law whose major stakeholder is the State of Paraná. The Company was incorporated by State Decree no. 14,947/1954, as authorized by State Law no. 1,384/1953, being governed by these Bylaws, Federal Laws no. 6,404/1976 and 13,303/2016, and further applicable legal provisions.

Article 2     The Company's term is indefinite.

Article 3     Copel is headquartered in and subject to the jurisdiction of the city of Curitiba, in the state of Paraná, Brazil, at Rua Coronel Dulcídio, 800, Batel, CEP 80.420-170.

Article 4     The Company's corporate purposes are:

I           researching and studying, technically and economically, any sources of energy, providing solutions for sustainable development;

II          researching, studying, planning, constructing, and developing the production, transformation, transportation, storage, distribution, and trade of energy in any of its forms, chiefly electric power, as well as fuels and energetic raw materials;

III         studying, planning, designing, constructing, and operating dams and their reservoirs, as well as other undertakings for multiple uses of water resources;

IV        providing services in energy trading, energy infrastructure, information and technical assistance concerning the rational use of energy to business undertakings with the aim of implementing and developing economic activities deemed relevant for the development of the State, upon approval by the Board of Directors; and

V          developing activities in the areas of energy generation, electronic data transmission, electronic communications and control, cellular telephone systems, and other endeavors that may be deemed relevant to the Company and the State of Paraná, being authorized, for such aims, upon approval by the Board of Directors, and for the aims set forth in sub-items II and III above, to join, preferably holding major stakes or controlling interest, consortia or concerns with private companies, pension funds or other private entities, to participate in bidding processes of new concessions and/or already established special purpose companies to exploit already existing concessions, having taken into consideration, besides the projects' general features, their respective social and environmental impacts.

Paragraph 1        The Company may, in order to achieve its corporate purpose, establish subsidiaries, take control of a company and hold stocks of other companies related to its corporate purpose, in accordance with state law, upon approval by the Board of Directors.

Paragraph 2        In order to achieve its corporate purpose, and within its area of operations, the Company may open, install, maintain, transfer or extinguish branches, facilities, offices, representations or any other establishments, as well as appoint representatives, in compliance with the applicable laws and regulations.

Paragraph 3        With the admission of the Company to the special listing segment of B3 (Brasil, Bolsa, Balcão), called Level 1 of Corporate Governance, the Company, its shareholders, senior managers (members of the Board of Directors and of the Executive Board) and members of the Supervisory Board are subject to the provisions on the Regulation of Level 1 Listing (Level 1 Regulation).

CHAPTER II - CAPITAL STOCK AND SHARES

Article 5     Underwritten paid up capital is R$10,800,000,000.00 (ten billion, eight hundred million reais), represented by 273,655,375 (two hundred and seventy-three million, six hundred and fifty-five thousand and three hundred and seventy-five) shares, with no par value, composed of 145,031,080 (one hundred and forty-five million, thirty-one thousand and eighty) ordinary shares, and 128,624,295 (one hundred and twenty-eight million, six hundred and twenty-four thousand and two hundred and ninety-five) preferred shares, of which 328,627 (three hundred and twenty-eight thousand, six hundred and twenty-seven) shares are class "A" shares and 128,295,668 (one hundred twenty-eight million, two hundred ninety-five thousand and six hundred and sixty-eight) shares are class "B".

Paragraph 1        Upon approval by the Board of Directors, after consulting with the Supervisory Board, in accordance with current legislation, the capital stock may be increased, irrespective of any amendment to the Bylaws, up to the limit of 500,000,000 (five hundred million) shares.

Paragraph 2        All shares shall be registered.

Paragraph 3        Upon approval by the Board of Directors, the Company may implement the book-entry system, and such shares shall be kept in a deposit account at an authorized financial institution.

Paragraph 4        Upon approval by the Board of Directors, the Company may purchase its own shares, in compliance with the rules set down by the Securities Commission.

Paragraph 5        The capital stock may be increased upon issuance of class “B” preferred shares, regardless of any proportional relation to the existing share classes or ordinary shares, up to the limit provided for in Federal Law no. 6,404/1976, and further amendments.

Paragraph 6        The preferred shares shall be of classes “A” and “B” and shall carry no voting rights:

I         The class “A” preferred shares shall have priority in the distribution of a minimum annual dividend of ten percent, to be equally allotted among them, such dividends being determined upon the paid-in capital proper to such share type and class on December 31 of the previous financial year;

II        The class “B” preferred shares shall have priority in the distribution of a minimum annual dividend, to be equally allotted among them, in the amount of, at least, twenty-five percent of the net profit duly adjusted, as provided for in Federal Law no. 6,404/1976, and further amendments, and determined upon the paid-in capital proper to such share type and class on December 31 of the previous financial year.

III       The above mentioned dividends awarded to class “B” preferred shares shall have priority of distribution only in relation to ordinary shares and shall be paid from the remaining profits after the dividends of the class “A” preferred shares have been distributed.

IV      The dividends to be paid per preferred share, independently of its class, shall be at least ten percent higher than the dividends to be paid per common share, as provided for in Federal Law no. 6,404/1976, and further amendments; and

V       The preferred shares shall acquire voting rights if, for three consecutive financial years, those shares are not granted the minimum dividends to which they are entitled.

Paragraph 7        The Company may issue multiple share certificates and certificates which temporarily represent them. At the option of the shareholder, individual share certificates may be replaced by multiple share certificates and the latter may be converted into the former at any time, provided the expenses incurred are paid by whoever requests the conversion:

I         Class “A” preferred shares may be converted into class “B” preferred shares, the conversion of the latter into the former not being permitted. No conversion of preferred shares into ordinary shares shall be permitted, and vice versa.

Paragraph 8        The Company may issue shares, bonus shares, debentures, or any other securities, up to the limit of the authorized capital stock, excluding right of first refusal, or reducing the time limit for exercising this right, which shall not be less than thirty days, as provided for in Federal Law no. 6,404/1976, and further amendments.

Paragraph 9        Debentures may be simple or convertible into shares, pursuant to Law no. 6,404/1976, and further amendments.

SHAREHOLDERS' MEETING - SM

Article 6     The Shareholders' Meeting is the Company's highest decision-making body, with power to decide upon all matters related to the corporate purpose, and shall be governed by current legislation.

Article 7     The Shareholders' Meeting shall be convened by the Board of Directors or, when authorized by law, by the Executive Board, by the Supervisory Board or by shareholders.

Article 8     The minimum notice for a Shareholders’ Meeting shall be thirty days. Should there be no quorum for its opening, there shall be a second calling at least eight days prior to the meeting, pursuant to Federal Law no. 6,404/1976. All documents concerning the agenda for the meeting shall be made available to shareholders on the date of its calling, including electronically.

Sole Paragraph. In order to be brought before the Shareholders’ Meeting, a matter must be properly specified in the notice of meeting, the inclusion of general subjects in the agenda of the Shareholders’ Meeting not being permitted.

Article 9     The Shareholders’ Meeting shall be opened and presided over by the Chairman of the Board of Directors, or by a deputy appointed by him or her, or by a shareholder elected at that time by his or her peers.

Paragraph 1        The quorum required for the opening and passing of resolutions at the Shareholders’ Meetings shall be that established by the current legislation.

Paragraph 2        The Chairman of the Meeting shall select from those present one shareholder to act as secretary.

Article 10   The Annual Shareholders’ Meeting shall be held every year within the first four months subsequent to the end of the financial year, in order to decide on matters set in accordance with legal provisions. Extraordinary Shareholders’ Meetings may be called whenever necessary.

Article 11   At the Annual Shareholders Meeting each ordinary share shall carry the right to one vote.

Article 12   A shareholder may participate of Shareholders’ Meetings or authorize another person to act for him or her by proxy. Such proxy, with limited powers, along with pertinent documents, shall be presented before or at the time of the meeting, in accordance with legal requirements.

Article 13   The Shareholders’ Meeting minutes shall be drawn up pursuant to current legislation.

Article 14   Unless otherwise required by law, the Shareholders’ Meeting shall be held to decide on the following matters:

I           increase in capital stock beyond the limit authorized in these Bylaws;

II          valuation of assets contributed by the shareholder for the capital stock;

III         transformation, merger, incorporation, spin-off, dissolution and liquidation of the Company;

IV        amendment of these Bylaws;

V          election and removal, at any time, of the members of the Board of Directors;

VI        election and removal, at any time, of the members of the Supervisory Board and respective alternates, as well as of other statutory bodies;

VII       establishment of compensation for Senior Managers, members of the Supervisory Board and members of other statutory bodies;

VIII      approval of financial statements, allocation of net income for the financial year, and payout of dividends, according to the Company's dividend policy;

IX        authorization for the Company to file a civil action against Senior Managers for damages caused to its assets;

X          sale of capital assets directly connected to the rendering of services and the granting of liens on them;

XI        swap of shares or other securities;

XII       issuance of convertible debentures, including those of partially owned subsidiaries;

XIII      issuance of any other securities convertible into shares, in the Country or abroad; and

XIV     election and removal, at any time, of liquidators, upon inspection of their liquidation accounts.

CHAPTER IV - MANAGEMENT OF THE COMPANY

Article 15   The management of the Company shall be entrusted to the Board of Directors and to the Executive Board.

Article 16   The Company representation shall be vested exclusively in the members of the Executive Board, in accordance with the provisions in these Bylaws.

SECTION I - BOARD OF DIRECTORS - BD

Article 17   The Board of Directors is the strategic decision-making body in charge of the direction of the Company's business.

Number, nomination and term of office

Article 18   The Board of Directors shall consist of nine members, whose unified term of office shall be of two years, reelection being permitted for no more than three consecutive times.

Sole Paragraph. The Board of Directors of the wholly-owned subsidiaries shall consist of three members, in which the Chief Executive Officer of the respective subsidiary company and one Chief Officer of Copel shall be compulsory members.

Article 19   The members of the Board of Directors shall be elected and dismissed by the Shareholders' Meeting, in compliance with Federal Law no. 6,404/1976 and further applicable legal provisions regarding the possibility of a separate election for minority and preferred shareholders, as well as the adoption of cumulative voting.

Paragraph 1        Upon election at the Shareholders’ Meeting, the Chief Executive Officer of the Company may serve as Executive Secretary of the Board of Directors.

Paragraph 2        The positions of Chairman of the Board of Directors and of Chief Executive Officer shall not be simultaneously occupied by the same person.

Paragraph 3        The Chairman of the Board of Directors shall be appointed by the controlling shareholder and designated by the Shareholders’ Meeting at which such member is elected. Should this member be absent or impeded, he or she shall be replaced by a Board member appointed by the peers.

Paragraph 4        The Board of Directors shall be composed of at least thirty percent of independent members, expressly declared as such on the minutes of the Shareholders’ Meeting at which they were elected, pursuant to Federal Law no.13,303/2016.

Paragraph 5        The appointment of members of the Board of Directors shall meet the criteria set forth hereunder, in addition to the requirements and prohibitions provided for in Federal Laws no. 6,404/1976 and no.13,303/2016:

I         having a minimum of three independent members, expressly declared as such on the minutes of the Shareholders’ Meeting at which they were elected, pursuant to Federal Law no.13,303/2016; and

II        having a minimum of five members, including those mentioned in I above, who meet the requirements for members of the Statutory Audit Committee, pursuant to Federal Law no.13,303/2016.

Paragraph 6        At least one of the members mentioned in Paragraph 5 shall compulsorily have recognized professional experience in matters of corporate accounting in order to sit on the Statutory Audit Committee provided for in articles 46 to 49 of these Bylaws.

Paragraph 7        Minority shareholders are entitled to electing one member of the Board of Directors, unless they are otherwise granted a larger number by the process of cumulative voting, in accordance with current legislation.

Article 20   A Company employee appointed by the peers shall necessarily be a member of the Board of Directors, whose term of office shall coincide with that of the whole of the members.

Paragraph 1        The member of the Board of Directors representing the employees shall be elected in compliance with the applicable laws, subject to the same qualification requirements set forth to all other Directors.

Paragraph 2        The candidate elected member of the Board of Directors to represent employees shall take office for the term provided for in this article, reelection being permitted for only one time.

Article 21   The nomination of members of the Board of Directors shall comply with all requirements set forth in Federal Laws no. 6,404/1976 and no.13,303/2016, and further applicable legal provisions.

Vacancies and replacements

Article 22   In the event of vacancy of a position in the Board of Directors before term expiration, the Board of Directors shall call a Shareholders’ Meeting to elect a replacement to serve for the remainder of the term of office.

Paragraph 1        Provided that all applicable requirements are met and prohibitions are applied, the shareholder who had previously appointed an exiting Director shall appoint a temporary replacement, who may then be nominated by the Board of Directors to serve until a Shareholders’ Meeting is held to fill the vacant position.

Paragraph 2        Should all the positions of the Board of Directors fall vacant, a Shareholders’ Meeting shall be convened by the Executive Board.

Paragraph 3        In the event of vacancy of a position in the Board of Directors filled through cumulative voting, a Shareholders’ Meeting shall be called to elect replacements for all the positions filled through this system, to serve for the remainder of the term of office.

Article 23   The position of member of the Board of Directors is personal and does not allow for alternates, including the member representing the employees. Should any of the members of the Board of Directors be absent or temporarily unable to attend meetings, the group shall deliberate with the remaining members.

Procedure

Article 24   Ordinary meetings of the Board of Directors shall be held once a month. Extraordinary meetings shall be convened whenever necessary, as provided for in article 27 of these Bylaws.

Article 25   The meetings of the Board of Directors shall be called by its Chairman, or by the majority of its members, by letter, sent to all Directors by post or electronic mail, with indication of the matters to be brought before the Board.

Paragraph 1        The meeting notices sent to Directors' electronic addresses shall be considered valid, being incumbent on the members of the Board to keep their registration with the Company up to date.

Paragraph 2        Ordinary meetings shall be convened at least ten days prior to the meeting date.

Paragraph 3        The Chairman of the Board of Directors shall adopt all necessary measures to guarantee that each member of the Board of Directors receives, in advance of the date of the meeting, the documents containing all the information required for the discussion and decision-making process regarding all business to be brought before the meeting, including, when applicable, the proposal of the Executive Board, as well as technical and legal reports.

Paragraph 4        A majority of the total number of Directors shall constitute a quorum for the opening of the meetings of the Board of Directors, which shall be presided over by the Chairman of the Board of Directors, or, in the absence of such member, by another appointed by the majority of the peers.

Article 26   Members of the Board of Directors may, if necessary, attend ordinary and extraordinary meetings remotely, through conference call or videoconference, provided that effective participation and authenticity of Director's vote is secured. The member of the Board of Directors who participates remotely in a meeting shall be considered present, and the vote of such member shall be taken into account for all legal purposes, being recorded on the minutes of such meeting.

Article 27   Should it be extremely urgent, the Chairman of the Board of Directors may convene extraordinary meetings at any time, provided that formally justified before the members of the Board of Directors, and with a minimum 48-hour notice prior to the date of the meeting, by letter, sent to all Directors by post, electronic mail or other means of communication. Members of the Board may participate through conference call or videoconference, or any other suitable means of expressing the absent member’s will, whose vote shall be considered valid for all legal purposes, without prejudice to the recording and signing of the meeting minutes.

Sole Paragraph. All other extraordinary meetings shall be called according to the provisions contained in the caption of this article, with a minimum 72-hour notice, for matters not considered urgent, yet not allowing for the summoning of an ordinary meeting, to be brought before the Board of Directors.

Article 28   The vote of a majority of members of the Board of Directors present at a meeting shall be the act of the Board of Directors. In the event of a tie, the member of the Board of Directors presiding the meeting shall hold the casting vote.

Article 29   The Chairman of the Board of Directors shall appoint someone for the secretary services, and the minutes of the Board of Directors’ meetings shall contain all resolutions, being duly entered in the minutes book, in accordance with the Board of Directors' Rules of Procedure.

Sole Paragraph. The minutes of the Board of Directors’ meetings containing resolutions intended to affect third parties shall be filed at the Commercial Registry and published afterwards pursuant to current legislation, except for confidential matters, which shall be recorded on a separate document, not to be disclosed.

Powers and duties

Article 30   In addition to the powers and duties set forth by law, the Board of Directors shall:

I                  elect, discharge, accept resignations, and replace Company officers, as well as prescribe their duties;

II                lay down the overall strategy for the Company business, setting goals and determining priorities within its area of operations which are compatible with its corporate purpose, pursuing sustainable development;

III               oversee the officers' performance, examine, at any time, Company books and documents, request information about contracts made or under negotiation, as well as any other transactions;

IV               approve and revise the Company's business plan, as well as its strategic and investment plans, containing action guidelines, targets and performance assessment indicators, which shall be presented by the Executive Board;

V                approve and revise annual and multiannual plans and programs, indicating respective projects;

VI               approve and revise the corporate budget for the Company's expenditures and investments, indicating origin and use of resources;

VII             state its opinion on the management reports and on the accounts rendered by the Executive Board;

VIII            approve the annual internal auditing work plans and discuss with external auditors their work plan, relying on the support of the Statutory Audit Committee for this purpose;

IX               authorize and approve the hiring of independent auditing, as well as the termination of the respective contract, upon recommendation by the Statutory Audit Committee;

X                authorize and approve the hiring of other services from independent auditors, upon recommendation by the Statutory Audit Committee, whenever the global cost of these services exceeds five percent of the cost of the services provided by the independent auditor;

XI               approve equity contributions which result in increasing the investee's shareholder equity;

XII             decide on the increase in capital stock within the limit authorized in these Bylaws, establishing the conditions for subscription and payment;

XIII            authorize the issuance and approve the subscription of new shares, as provided for in these Bylaws, establishing the conditions under which they shall be issued;

XIV            decide on the Company's debt limit. The Board may as well establish a repayment schedule, provided the existing covenants in contracts signed by the Company are considered;

XV             decide on the proposal of allocation of results to be presented at the Shareholders’ Meeting, in compliance with the Company's dividend policy;

XVI            authorize the issue of securities, in the domestic or foreign markets, to raise funds, such as non-convertible debentures, promissory notes, commercial papers, and others, pursuant to the law, observing the provisions in XIV of this article;

XVII          authorize accounting provisions exceeding two percent of the Company's capital stock, upon proposal by the Executive Board;

XVIII         decide on the human resources policy, including staff number, career and salaries plan, general conditions for collective bargaining, opening of admission process to fill vacancies and the employee profit-sharing program, upon proposal by the Executive Board;

XIX            previously authorize the signing of any legal business, subject to the limits established in the current state legislation and regulation, including the acquisition, sale or encumbrance of assets, the hiring of loans and financing, the assumption of obligations in general, waivers, transactions or the association with other legal entities;

XX             decide on projects of investment in new businesses, the holding of partnership in new ventures and other companies, as well as approve the incorporation, closing or altering of any companies, ventures or consortia, upon proposal by the Executive Board;

XXI            establish matters and amounts to fall under the Board of Director's purview, and that of the Executive Board's;

XXII          approve the hiring of civil liability insurance to cover the members of the statutory bodies and employees acting as agents or representatives of the Company;

XXIII         approve the Rules of Procedure of the Executive Board, the Board of Directors and its statutory committees, as well as the Code of Conduct and Integrity Program of the Company, and their possible amendments;

XXIV         approve the Company's Sustainability Report;

XXV          approve the Company's regulations on bidding processes and its amendments;

XXVI         approve the policies, and possible amendments, regarding:

a)         risk management;

b)        transactions with related parties;

c)         trading of Company's own shares;

d)        disclosure of relevant facts and acts;

e)         sustainability;

f)          dividends;

g)        corporate governance;

h)        integrity;

i)          people management;

j)          spokespersons;

k)         collective and individual annual performance assessment of statutory bodies (Assessment Policy); and

l)          nomination for statutory bodies (Nomination Policy).

XXVII       approve and sign the annual public policies letter, which shall be published alongside the annual corporate governance letter, pursuant to law;

XXVIII      approve transactions among related parties, in compliance with the transactions with related parties policy and the risk management policy, relying on the support of the Statutory Audit Committee for that purpose;

XXIX         previously pass an opinion on proposals by the Executive Board or any matter to be brought before the Shareholders’ Meeting;

XXX          call a Shareholders’ Meeting whenever deemed appropriate or in the cases provided for under current legislation;

XXXI         introduce regulation for company activities, and, at its own discretion, claim for itself any issue not comprised in the powers and duties of the Shareholders’ Meeting or the Executive Board;

XXXII       grant leave of absence to the Chief Executive Officer and to the Chairman of the Board of Directors;

XXXIII      set up unpaid committees for internal advising, with specific assignments of assessment and recommendation on specific matters;

XXXIV      appoint and discharge members of the Board of Directors' advising committees;

XXXV       request regular internal auditing for the activities of the entity in charge of running the Company's closed pension fund;

XXXVI      appoint and discharge, upon recommendation by the Statutory Audit Committee, the Internal Auditor, as well as independent auditors, provided that the veto rights of members of the Board of Directors elected separately are safeguarded, in compliance with Federal Law no. 6,404/1976;

XXXVII    approve and revise decisions with respect to corporate governance practices, relationship with stakeholders, and the code of conduct;

XXXVIII   implement and oversee risk management and internal control systems, in order to prevent and mitigate the main corporate risks to which the Company is exposed, including those regarding integrity of accounting and financial information, as well as fraud and corruption;

XXXIX      analyze, based on first-hand report from the Chief Officer in charge of compliance issues, situations in which the Chief Executive Officer is suspected of involvement in irregularities, or when he or she fails in the duty to take the necessary measures regarding a claim made to him or her;

XL             carry out the annual assessment of its own performance;

XLI            assess annually the individual and collective performance of the Company Senior Managers and the members of statutory committees, relying on methodological and procedural support from the Nomination and Evaluation Committee for that purpose;

XLII          approve and oversee the fulfillment of specific targets and outcomes to be met by the members of the Executive Board;

XLIII         review annually the fulfillment of the targets and outcomes in the business plan and the long-term strategy, disclosing its conclusions and reporting them to the State Legislative Assembly and the State Court of Accounts, except for strategic information whose disclosure may be proved harmful to the interests of the Company;

XLIV         resolve cases not covered by these Bylaws, in accordance with the applicable provisions in law; and

XLV          ensure compliance with the current regulation issued by the National Agency for Electrical Energy (Aneel) through its normative acts and regulatory clauses set out in the public service concession agreement entered into by Copel Distribuição S.A., with a view to fully deploying, on the due dates, the tariffs established by the Union.

Sole Paragraph. The Board of Directors may delegate the approval of the Company's legal businesses to the Executive Board, within limits duly set, respecting the exclusive purview provided for by law.

Article 31   It is incumbent upon the Chairman of the Board of Directors to grant leave of absence to its members, to preside over meetings, to set work directives, as well as to coordinate the process of performance assessment of each member of the Board of Directors, of that body as a whole, and of the statutory committees, as provided for in these Bylaws.

SECTION II - EXECUTIVE BOARD

Number, term of office, powers and duties

Article 32   The Executive Board is the executive body for the Company’s administration and representation, in charge of ensuring the regular operation of the Company in accordance with the general guidelines set forth by the Board of Directors.

Article 33   The Executive Board shall be composed of six members, all residing in the country, elected by the Board of Directors for a two-year term, reappointment being permitted for a maximum of three consecutive terms, as follows: a Chief Executive Officer; a Chief Business Management Officer; a Chief Financial and Investor Relations Officer; a Chief Legal and Institutional Relations Officer; a Chief Business Development Officer; and a Chief Governance, Risk and Compliance Officer. The Company may as well elect a Chief Assistant Officer.

Paragraph 1        In order to take office, members of the Executive Board are required to commit to achieving specific corporate targets and outcomes, as approved by the Board of Directors, which is in charge of supervising their attainment.

Paragraph 2        Until the last ordinary meeting of the Board of Directors of the previous year, the Executive Board shall submit for due approval by the Board of Directors:

I         the annual business plan for the following financial year; and

II        the updated long-term strategy, assessing the risks and opportunities for no less than the five succeeding years.

Article 34   The powers and duties of the Chief Executive Officer are:

I           directing and coordinating the Company;

II          representing the Company, actively and passively, in court or out of court. For this purpose, the Chief Executive Officer may appoint an attorney in fact with limited powers, including powers to receive initial summons and notices, pursuant to article 44 of these Bylaws;

III         directing and coordinating matters related to the Company's business plan and performance;

IV        ensuring the achievement of the Company's targets, established in accordance with the general guidelines of the Shareholders' Meeting and the Board of Directors;

V          submitting the annual report on the Company's business to the Annual Shareholders' Meeting, after consulting with the Board of Directors;

VI        coordinating and setting work directives for the Executive Board;

VII       convening and presiding over meetings of the Executive Board;

VIII      granting leave of absence to the other members of the Executive Board;

IX        resolving issues of conflict of interest or overlapping duties between powers of Chief Officers.

Article 35   The powers and duties of the remaining Chief Officers are:

I           managing the activities of their area;

II          attending the meetings of the Executive Board, contributing to the definition of policies to be followed by the Company and reporting on the matters of the respective areas of activity; and

III         complying with and enforcing the general guidelines for the Company business established by the Board of Directors in their management area.

Paragraph 1        The remaining individual duties of Chief Officers shall be set forth in the Rules of Procedure of the Executive Board, approved by the Board of Directors.

Paragraph 2        The Executive Board is competent to enter into any legal businesses, including the acquisition, sale or encumbrance of assets, the hiring of loans and financing, waivers, transactions and the assumption of obligations in general, provided that it complies with the limits set forth in the legislation and in the Rules of Procedure of the Executive Board, approved by the Board of Directors.

Paragraph 3        In addition to the duties established in these Bylaws, each Chief Officer is responsible for ensuring cooperation and support to other Chief Officers in the management of their areas, in order to achieve the Company's targets and interests.

Paragraph 4        Chief Officers shall occupy their positions in the Company, the performance of simultaneous unpaid management positions in wholly and partially owned subsidiaries being permitted.

Article 36   The Company shall have an area responsible for compliance and risk management, led by a Chief Officer, pursuant to Federal Law no. 13,303/2016, who shall be accountable to the Chief Executive Officer, his duties comprising the management of corporate risks and internal controls, the company’s compliance with rules, the principle of professional integrity and the Corporate Integrity Program, the Code of Conduct, among others set forth in the Rules of Procedure of the Executive Board.

Paragraph 1        The Chief Officer responsible for such area shall be accountable to the Board of Directors upon suspicion of involvement, by the Chief Executive Officer, in irregularities or when he or she fails in the duty to take the necessary measures regarding a claim made to him or her.

Paragraph 2        In the exercise of its duties, such compliance area shall be assured independence and access to all information and documents required for its activities.

Vacancies and replacements

Article 37   In vacancies, absences or temporary impediments of any Chief Officer, the Chief Executive Officer shall appoint another member of the Executive Board to replace such Chief Officer, in combination with his or her original position.

Paragraph 1        In his or her absence and temporary impediments, the Chief Executive Officer shall be replaced by the Chief Officer appointed by him or herself. Should there be no appointment, the remaining Chief Officers shall elect, at the time, a replacement.

Paragraph 2        Chief Officers shall not be absent from office for more than thirty consecutive days, except in case of medical leave or when otherwise authorized by the Board of Directors.

Paragraph 3        Chief Officers may request the Board of Directors for an unpaid leave, for a period not exceeding three months, to be recorded on the minutes of the meeting in which such leave was approved.

Article 38   In the event of decease, resignation or definitive impediment of any member of the Executive Board, the Board of Directors shall, within thirty days from the occurrence of the vacancy, elect a replacement, who shall serve for the remainder of the term of office. Until the election is held, the Executive Board may appoint a temporary replacement. The election may be waived if the vacancy occurs in the year in which the term of office of the Executive Board ends.

EXECUTIVE BOARD MEETING - EBM

Procedure

Article 39   Ordinary meetings of the Executive Board shall be held every fortnight. Extraordinary meetings shall be convened whenever necessary, by the Chief Executive Officer or two other Chief Officers.

Paragraph 1        A majority of the total number of Chief Officers shall constitute a quorum for the opening of the meetings of the Executive Board. The vote of a majority of members of the Executive Board present at a meeting shall be the act of the Executive Board. In the event of a tie, the Chief Executive Officer shall hold the casting vote.

Paragraph 2        Each Chief Officer present shall be granted the right to a single vote, even when occupying two or more Chief Officer positions. The proxy vote shall not be accepted.

Paragraph 3        The resolutions of the Executive Board shall be recorded on the meeting minutes, being duly entered in the minutes book and signed by all those present at the meeting.

Article 40   Members of the Executive Board may, if necessary, attend ordinary and extraordinary meetings remotely, through conference call or videoconference, provided that effective participation and authenticity of Chief Officers' vote is secured. The Chief Officer who participates remotely of a meeting shall be considered present, and the vote of such member shall be taken into account for all legal purposes, being recorded on the minutes of such meeting.

Article 41   The Chief Executive Officer shall appoint someone for the secretary services, and the minutes of the Executive Board meetings shall contain all resolutions, to be duly entered in the minutes book.

Powers and duties

Article 42   In addition to the powers and duties established by law, the Executive Board is responsible for:

I           managing the Company's business in a sustainable manner, considering economic, social, environmental, climate change and corporate governance factors, as well as related risks and opportunities, in all activities under its responsibility;

II          complying with and enforcing these Bylaws and the resolutions of the Shareholders' Meeting and of the Board of Directors;

III         drawing up and submitting for the approval of the Board of Directors:

a)         the basis and guidelines for the development of the strategic plan and the annual and multiannual programs;

b)        the strategic plan containing the annual expenditure and investment programs with the corresponding projects, expected outcomes and performance evaluation indexes;

c)         the Company's budget, indicating the source and deployment of resources, as well as its amendments;

d)        projects of investment in new businesses, the holding of partnership in new ventures and other companies, as well as approval on incorporating, closing or altering any companies, ventures or consortia;

e)         assessment of the Company's performance results;

f)          quarterly, the Company's reports along with its financial statements;

g)        annually, the management report, along with the balance sheet and other financial statements and their notes, accompanied by the independent auditors' report and the proposal for allocation of the financial year's income;

h)        human resources policy proposal; and

i)          the Rules of Procedure for the Executive Board, Company's regulations and general policies.

IV        approving:

a)         the technical and economic assessment criteria for investment projects with the respective responsibility delegation plans for their implementation;

b)        the chart of accounts;

c)         the annual corporate insurance plan; and

d)        residually, within statutory and regimental limits, all Company activities which do not fall under the exclusive purview of the Chief Executive Officer, the Board of Directors or the Shareholders' Meeting, in accordance with the recommendations of the Statutory Audit Committee.

V          authorizing, subject to the limits and guidelines established by law and by the Board of Directors:

a)         waivers or judicial or extrajudicial transactions to settle disputes or resolve pending matters. A value threshold may be set for the delegation of such powers to the Chief Executive Officer or any other Chief Officer; and

b)        the signing of any legal business, in compliance with the Company's internal rules and applicable law, without prejudice to the powers and duties of the Board of Directors set forth in these Bylaws, including the acquisition, sale or encumbrance of assets, the hiring of loans and financing, the assumption of obligations in general, or the association with other legal entities.

VI        proposing the Company's policies and Code of Conduct and ensuring adherence thereto within their scope of action, in compliance with Law no. 13,303/2016 and further applicable laws;

VII       establishing the guidelines for the organizational structures of the Company, of its wholly-owned subsidiaries and special purpose companies;

VIII      negotiating and entering into management agreements between the Company and its wholly-owned subsidiaries and special purpose companies;

IX        appointing the Company's representatives to the statutory bodies of companies in which Copel or its wholly-owned subsidiaries hold or might come to hold a corporate interest, either directly or indirectly;

X          establishing Company's policies and monitoring compliance therewith in its wholly and partially owned subsidiaries, directly or indirectly controlled by Copel. In cases where the Company possesses a minority stake in the ownership of a company, directly or indirectly, the Executive Board shall oversee corporate governance practices and controls in proportion to the relevance, materiality and level of risk involved in the venture;

XI        assigning the duties mentioned hereunder, regarding product and service development activities, within its corporate purpose, to companies in which Copel holds a financial interest:

a)      planning, organizing, coordinating, leading and controlling the company’s business under their responsibility;

b)     meeting operational, market and payoff targets set in the management agreement entered into with the company's Executive Board; and

c)      abiding by the Company’s policies, mainly those governing internal corporate management and technical, financial and accounting procedures, as well as by the requirements set forth in the related management agreements.

XII       authorizing the opening, establishment, transference and extinction of branches, facilities, offices or any other units of the Company.

Paragraph 1        In compliance with applicable rules, companies in which Copel and its wholly-owned subsidiaries hold an interest may be managed by another wholly-owned subsidiary appointed by the Executive Board, provided that their duty to oversee corporate governance practices and controls is performed in proportion to the relevance, materiality and level of risk involved in the venture.

Paragraph 2        In compliance with applicable rules and upon regulation by the Executive Board, the trading of products and services, including energy acquired from third parties and that generated by Copel’s wholly-owned subsidiaries, shall be executed by a company with such corporate purpose, in which Copel holds a financial stake.

Paragraph 3        The Executive Board may delegate to other officials within the Company the power to perform specific activities which fall under the purview of a Chief Officer, including the signature of contracts, agreements, terms of cooperation or any other legal instruments incurring obligations to the Company, upon previous approval, within the limits established in these Bylaws.

Article 43   The Rules of Procedure of the Executive Board shall establish the powers and duties of each Chief Officer and may condition the practice of certain acts on previous approval by the Executive Board Meeting.

Representation of the Company

Article 44   The Company shall be committed to third parties by:

I        the signature of two Chief Officers, one of them being either the Chief Executive Officer or the Chief Financial and Investor Relations Officer, and the other, the Chief Officer whose powers and duties comprise the matter in question;

II       the signature of one Chief Officer and one attorney in fact, in accordance with the power conferred to such agent by the corresponding power of attorney;

III      the signature of two attorneys in fact, in accordance with the power conferred to such agents by the corresponding power of attorney;

IV      the signature of one attorney in fact, in accordance with the power conferred to such agent by the corresponding power of attorney, for the performance of certain specified acts.

Paragraph 1        Power of attorney shall be granted for a limited duration and shall specify the scope of the agent's authority; only general power of attorney shall be granted for an indefinite term.

Paragraph 2        Under III of article 44 of these Bylaws, the power of attorney shall be signed by two Chief Officers.

Paragraph 3        The power of attorney shall clearly specify the scope of authority, acts and business transactions granted to agent, within the powers and duties of the Chief Officer issuing it and its validity. The attorney in fact shall not appoint a substitute agent, except for legal representation before a court of law. In such case, the power of attorney may be granted for an indefinite term, with power of substitution, under the conditions set in the corresponding instrument.

Paragraph 4        Upon authorization of the Executive Board, the Company may be represented by any member of such Board individually, when individual representation is specifically required by the act to be performed, and when the electronic signature of the same document by two or more members of the Board cannot be applied.

Paragraph 5        The power of attorney shall clearly specify prior authorization by the Executive Board or the Board of Directors for acts requiring such authorization.

CHAPTER V - STATUTORY COMMITTEES

Article 45   The company shall have a Statutory Audit Committee and a Nomination and Evaluation Committee.

Sole paragraph. Only members of statutory committees shall be entitled to compensation. The creation of statutory committees requires the amendment of these Bylaws by the Shareholders' Meeting.

SECTION I - STATUTORY AUDIT COMMITTEE - SAC

Article 46   The Statutory Audit Committee is an independent, permanent advisory committee to the Board of Directors.

Article 47   The Statutory Audit Committee shall also perform its duties and responsibilities towards companies controlled by Copel and its wholly-owned subsidiaries which adopt the single Statutory Audit Committee regime.

Article 48   The powers and duties, the procedures and the number of members of the Statutory Audit Committee shall comply with current legislation and shall be laid down in the Rules of Procedure specific for such Committee, duly approved by the Board of Directors.

Paragraph 1        The members of the Statutory Audit Committee shall elect, at their first meeting, the Chairman among its independent members, who shall implement the resolutions approved by such Committee, to be duly entered in the minutes book.

Paragraph 2        The Statutory Audit Committee shall be composed of five members of the Board of Directors, elected and dismissed by such Board, whose unified term of office shall be of two years, reelection being permitted for no more than three consecutive times, subject to the requirements hereunder:

I         having a minimum of three independent members of the Board of Directors, pursuant to Federal Law no.13,303/2016; and

II        at least one member of the Statutory Audit Committee shall have recognized professional experience in matters of corporate accounting, auditing and finance, allowing such member to be considered a financial expert according to the current legislation.

Paragraph 3        In order to sit on the Statutory Audit Committee, members shall comply with the minimum requirements of Federal Law no. 13,303/2016.

Paragraph 4        The Statutory Audit Committee shall meet at least once every two months or whenever necessary, the financial information always being assessed prior to its publication. The vote of a majority of its members shall be the act of the Statutory Audit Committee, duly recorded on the meeting minutes, which shall be published on the Company’s website.

Article 49   The Statutory Audit Committee shall have operational autonomy and an annual or by project allocation of the Company’s budget, subject to the limits set forth by the Board of Directors, to carry out or assign consultancy services, evaluations and investigations within the scope of its activities, including the hiring of external independent specialists.

SECTION II - NOMINATION AND EVALUATION COMMITTEE - NEC

Article 50   The Nomination and Evaluation Committee is a permanent statutory body, auxiliary to the company’s shareholders, responsible for verifying compliance of the processes of nomination and evaluation of members of the Board of Directors, the Supervisory Board, the Executive Board and statutory committees with the current legislation.

Paragraph 1        The Nomination and Evaluation Committee shall consist of five members, elected and dismissed by the Shareholders' Meeting, whose unified term of office shall be of two years, reelection being permitted for no more than two consecutive times, as follows:

a)         three members appointed by the company’s controlling shareholder; and

b)        two members appointed by the company’s minority shareholders.

Paragraph 2        There shall be a single Nomination and Evaluation Committee for the holding company and its wholly-owned subsidiaries, and the duties of such committee may be extended to Copel’s partially-owned subsidiaries and to other companies in which Copel has a financial interest. The Nomination and Evaluation Committee shall be responsible for verifying the compliance of the process of nomination and evaluation of the members of the Board of Directors, the Executive Board, the Supervisory Board and the statutory committees with the current legislation.

Paragraph 3        The members of the Nomination and Evaluation Committee shall state opinion on the fulfilment of requirements and the absence of prohibitions regarding the election of members of the Board of Directors, the Executive Board, the Supervisory Board and the statutory committees, thus assisting shareholders with the appointment of such members.

Paragraph 4        The vote of a majority of its members shall be the act of the Nomination and Evaluation Committee, duly recorded on the meeting minutes, which shall contain only resolutions passed and summarize all facts, including expressions of protest and dissent, to be published on the Company’s website.

Article 51   The powers and duties, and the procedures of the Statutory Audit Committee shall comply with current legislation and shall be laid down in the Rules of Procedure specific for such Committee, duly approved by the Committee itself.

Paragraph 1        The Nomination and Evaluation Committee shall meet whenever necessary. The vote of a majority of its members shall be the act of the Nomination and Evaluation Committee, duly recorded on the meeting minutes, which shall be published on the Company’s website.

Paragraph 2        The Chairman of the Nomination and Evaluation Committee shall be elected by the peers.

Chapter VI - Supervisory Board - SB

Article 52   The Company shall have a permanent Supervisory Board, which shall act collectively and individually, with the powers and duties set forth by Federal Laws no. 6,404/1976 and no. 13, 303/2016, and further applicable legal provisions.

Paragraph 1        The Supervisory Board of Copel’s wholly-owned subsidiary companies shall be composed by three members, and three respective alternates, nominated by the controlling shareholder for the Supervisory Board of the holding company.

Paragraph 2        The Chairman of the Supervisory Board shall be elected by the peers.

Article 53   The Supervisory Board shall consist of five members and an equal number of alternates, elected by the Shareholders' Meeting, whose unified term of office shall be of two years, reelection being permitted for no more than two consecutive times.

Paragraph 1        The powers and duties, and the procedures of the Supervisory Board shall comply with current legislation and shall be laid down in the Rules of Procedure specific for such Committee, duly approved by the Committee itself.

Paragraph 2        The members of the Supervisory Board shall be natural persons, residing in the country, whose academic background is compatible with their position as members of such committee and who have held, for at least three years, senior management or advisory positions in the public administration or acted as members of the Supervisory Board, the Executive Board or the Board of Directors in private companies.

Paragraph 3        Besides the individuals listed in paragraphs 1 and 2 of article 147 of Federal Law no. 6,404/1976, members of the Company's statutory bodies and its employees, as well as of Copel’s wholly and partially owned subsidiaries, spouses or relatives up to the third degree of a Copel Director or Chief Officer shall not be elected or appointed as members of the Supervisory Board.

Paragraph 4        The following shall not be appointed members of the Supervisory Board:

I            representatives of the regulatory bodies Copel is subject to, ministers of state, secretaries of state, municipal secretaries, holders of non-permanent positions in senior management, advising or of special nature in the public administration, political party statutory officers and sitting members of the legislature in any state of the country, even when on leave;

II          individuals who have taken part in the decision-making structure of a political party or who have organized, structured or developed an electoral campaign in the last 36 months;

III         individuals who hold a position in a trade union organization;

IV         individuals who have signed an agreement or entered into a partnership, as suppliers or buyers, or have offered or required goods or services of any kind from the State of Paraná or from Copel within less than three years prior to the nomination to the Supervisory Board;

V          individuals who have or may have any form of conflict of interest with the State of Paraná or with Copel.

Paragraph 5        The prohibitions set forth in I of Paragraph 4 shall be imposed on blood and non-blood relatives up to the third degree of relationship of the abovementioned individuals.

Vacancies and replacements

Article 54   In the event of vacancy, resignation or removal of a member of the Supervisory Board, the alternate shall take over until a replacement to serve for the remainder of the term of office is elected by a Shareholders’ Meeting held for that purpose.

Article 55   Ordinary meetings of the Supervisory Board shall be held once a month. Extraordinary meetings shall be convened whenever necessary by any of its members or by the Executive Board, meeting minutes being duly entered in the minutes book.

Article 56   The members of the Supervisory Board shall receive the compensation established by the Shareholders’ Meeting in which they are elected, provided the legal minimum required is met.

CHAPTER VII – COMMON RULES APPLICABLE TO STATUTORY BODIES

Taking office, impediments and prohibitions

Article 57   In order to take office, members of the statutory bodies shall meet the requirements and prohibitions set forth in the applicable legislation, as well as comply with the Company's Appointment Policy.

Article 58   Members of the statutory bodies shall take office by signing the declaration of office, to be duly entered in the minutes book.

Paragraph 1        The declaration of office must be signed within thirty days of the election or nomination of the members of the statutory bodies, under penalty of being declared void, unless justified by the body to which the member has been elected. Such declaration shall contain one address, for the purpose of receiving summons and subpoenas of administrative and judicial proceedings related to management acts of such members, being only one alteration of such address allowed, through written communication to the Company.

Paragraph 2        In order to take office, members of the statutory bodies shall submit a declaration of assets, pursuant to current legislation, which shall be updated annually and upon expiration of their term of office.

Article 59   The members of the Board of Directors and the Executive Board, in order to take office, shall sign a Management Consent Form pursuant to the Corporate Governance Practices of Level 1 Regulation of B3 and the applicable law.

Article 60   The term of office of the members of the Executive Board, the Board of Directors, the Supervisory Board and the Company's statutory committees shall be of two years, reelection being permitted for no more than:

I           two consecutive times, for members of the Supervisory Board and the Nomination and Evaluation Committee; and

II          three consecutive times, for members of the Executive Board, the Board of Directors and Statutory Audit Committee.

Article 61   Senior Managers shall comply with Company's policies regarding the trading of Company's own shares and the disclosure of relevant facts and acts, in accordance with the rules of the Securities Commission, by signing the appropriate form.

Article 62   The shareholder and the members of the Executive Board, the Board of Directors, the Supervisory Board and the statutory committees who, for any reason, have a direct, indirect or conflicting interest with the Company in the passing of a given resolution shall abstain from discussing and voting it, even as representatives of third parties, the reason for such abstention being duly recorded on the meeting minutes, indicating the nature and extent of such interest.

Article 63   Members of the statutory bodies may resign voluntarily or be removed ad nutum.

Article 64   The term of office of the members of statutory bodies shall be automatically extended until such time when newly elected members take office, except in cases of resignation or removal of a former member.

Article 65   In addition to the cases set forth by law, the positon shall be considered vacant when:

I           a member of the Board of Directors, the Supervisory Board or the statutory committees fails to attend two consecutive meetings or three nonconsecutive meetings out of the last twelve, without proper justification for such absences;

II          a member of the Executive Board is absent from office for a period of more than thirty consecutive days, except in the case of leave of absence or upon due authorization of the Board of Directors.

Article 66   The collective and individual performance assessment of the members of the Board of Directors, the statutory committees, the Executive Board and the Supervisory Board of Copel and its wholly-owned subsidiaries shall be carried out annually, with the support of the Nomination and Evaluation Committee and an independent institution, if deemed necessary, according to previously established procedures, in compliance with the Company's Assessment Policy and the requirements set forth in Federal Law No. 13,303/2016.

Article 67   A majority of the total number of members shall constitute a quorum for the meetings of the statutory bodies. The vote of a majority of members of the statutory body present at a meeting shall be the act of such body. Meeting minutes shall summarize resolutions passed, to be duly entered in the minutes book.

Paragraph 1        Should the statutory body fail to reach a unanimous decision, the dissenting vote may be recorded on the meeting minutes, at the discretion of the member casting such vote.

Paragraph 2        In meetings of the Board of Directors or the Executive Board, the member presiding such meeting shall hold the casting vote, besides his or her own.

Article 68   A member of a statutory body may, when invited, attend a meeting of another statutory body, without voting rights.

Article 69   The statutory bodies shall hold in-person meetings, participation through conference call or videoconference also being permitted.

Compensation

Article 70   The compensation of members of the statutory bodies shall be established annually by the Shareholders' Meeting. Such members shall not be entitled to additional compensation or benefits resulting from the replacement of another member, owing to vacancies, absences or temporary impediments, in accordance with the provisions in these Bylaws.

Article 71   Members of the direct or indirect public administration may not receive compensation for participation in more than two Boards of Directors or Supervisory Board of the Company or of its subsidiaries.

Sole Paragraph. The Chief Executive Officer shall not receive compensation for his or her position as a member of the Board of Directors.

CHAPTER VIII - FINANCIAL YEAR, FINANCIAL STATEMENTS, PROFITS, RESERVES AND

DIVIDEND PAYOUT

Article 72   The preparation of the financial statements shall be carried out in compliance with Federal Law no. 6,404/1976 and the rules of the Securities Commission, including the mandatory independent audit of such statements by an auditor registered at that Securities Commission.

Paragraph 1        The Company shall prepare its quarterly financial statements and disclose them on its website.

Paragraph 2        At the end of each financial year, the Company shall prepare its financial statements as established in the law. The guidelines hereunder shall be followed concerning the results of the financial year:

I            before any allocation to profit sharing payment can be made, the accumulated losses and income tax provision shall be deducted from yearly profit;

II          five percent of the net profit ascertained during the year shall be used to form the legal reserve, which shall not exceed twenty percent of the capital stock;

III         the interest upon investments made with the Company's own capital in construction works in progress may be entered as a special reserve; and

IV         other reserves may be built by the Company, according to the requirements and up to the limits provided for in the law.

Article 73   Shareholders shall be entitled to the minimum mandatory dividend, corresponding to twenty-five percent of the net profit of the financial year, adjusted in accordance with the provisions of Law 6,404/1976.

Paragraph 1        The Board of Directors may distribute intermediate dividends based on profits ascertained in the semi-annual balance sheets or pay interest on shareholder's capital, subject to ratification by the Shareholders’ Meeting and in accordance with the Company's dividend policy.

Paragraph 2        The mandatory dividend set forth in article 73 may be suspended in the financial year in which the Board of Directors reports at the Annual Shareholders’ Meeting, based on the opinion issued by the Supervisory Board, that the distribution would be incompatible with the Company's financial standing.

Paragraph 3        Profits not distributed pursuant to paragraph 2 shall be recorded in a special reserve and, if not absorbed by losses in subsequent financial years, they shall be paid out as dividends, as soon as the financial standing of the Company so allows.

Paragraph 4        Each year, the Company’s annual report related to the preceding financial year shall be submitted to the State Court of Accounts by April 30, in compliance with current legislation.

Article 74   In compliance with Federal Law no. 6,404/1976, in a financial year the minimum mandatory dividend is paid out, the Shareholders’ Meeting shall set an annual limit on profit sharing by members of the Executive Board.

CHAPTER IX - DISSOLUTION AND LIQUIDATION

Article 75   The dissolution and liquidation of the Company shall be carried out in accordance with the resolutions of the Shareholders' Meeting and in compliance with the law on such matter.

Article 76   The Company shall go into liquidation in the cases set forth by law. The Shareholders’ Meeting shall, if applicable, establish the form of liquidation and appoint the liquidator, fixing his or her compensation.

CHAPTER X - DEFENSE MECHANISMS

Article 77   The members of the Board of Directors, of the Executive Board, the Supervisory Board and the statutory committees shall be liable for any loss or damages resulting from the performance of their duties, in compliance with the current law.

Article 78   The Company shall ensure, provided no conflict with its own interests arises, legal assistance for members or former members of statutory bodies in judicial and administrative proceedings brought by third parties, during or after their term of office, for the performance of the duties of their office.

Paragraph 1        The same protection established in the caption of this article shall be extended to employees acting as Company's agents and representatives who shall have been named as defendants in judicial and administrative proceedings exclusively for the performance of acts within the scope of authority granted to them by the Company or of duties delegated to them by the Senior Managers.

Paragraph 2        Legal assistance shall be secured by the Company’s legal office or through the corporate legal insurance plan, or, should those be unattainable, by a law firm hired at the discretion of the Company.

Paragraph 3        Should the Company fail to provide legal assistance, upon formal request by the interested party, as established in paragraph 2, the agent may hire an attorney whom he or she trusts, at his or her own expense, and shall be entitled to reimbursement of reasonable incurred expenses associated with the provision of legal services, fixed within the current market price for such legal counselling, after due approval by the Board of Directors, if, at the end of the legal proceedings, such interested party is acquitted or discharged from any liability.

Paragraph 4        In the event that an attorney is hired, pursuant to paragraph 3 of this article, the Board of Directors may decide to pay attorney’s fees in advance.

Article 79   The Company shall ensure timely access to all documentation needed for legal assistance. Additionally, the Company shall meet all court costs, including notary and filing fees of any kind, administrative expenses and court deposits, when legal assistance is provided by Company’s legal office.

Article 80   Should any of the interested parties mentioned in article 78 of these Bylaws be found guilty or liable, by a final and unappealable judgment, for violation of the law or of these Bylaws, or for negligence or willful misconduct, they shall reimburse the Company of all costs and expenses incurred with legal assistance, in addition to any damages or losses arising from their actions.

Article 81   The Company may maintain a permanent civil liability insurance for the members of the statutory bodies, pursuant to article 77 of these Bylaws, as established by the Board of Directors and in the insurance policy, for the purpose of covering costs of proceedings and attorneys' fees for judicial and administrative proceedings filed against such parties in order to safeguard them from incurring liability arising from the exercise of their duties in the Company throughout their term of office.

CHAPTER XI - CONFLICT RESOLUTION

Article 82   The Company, its shareholders, its Senior Managers, and the members of the Supervisory Board shall resolve through arbitration any dispute or conflict that may arise among them, particularly regarding the application, validity, effectiveness, interpretation, violation and corresponding effects of the dispositions of these Bylaws, of the current law, of the rules applicable to the capital markets in general, as well as those of Level 1 Regulation, of the Level 1 Participation Contract, and of the Sanctions and the Arbitration Regulations of the B3 Market Arbitration Chamber.

CHAPTER XII - GENERAL PROVISIONS

Article 83   In the event of withdrawal of shareholders or of the Company going private, the amount payable to shareholders who exercise withdrawal rights, as prescribed by law, shall correspond to the economic value of such shares, to be established in accordance with the valuation procedure set forth in Federal Law no. 6,404/1976, whenever such price is lower than the Company equity value.

Article 84   In addition to the shareholders' agreement, the Company shall comply with the guidelines and procedures provided for in federal, state and municipal law and in regulations and normative instructions issued by state and federal authorities.

Article 85   The rules regarding the term of office of the members of the Company’s statutory bodies as set forth in these Bylaws shall be applicable as established in Federal Law no. 13,303/2016 and further applicable legal provisions.

APPENDIX I - AMENDMENTS TO THE CORPORATE BYLAWS

The original text of Copel Bylaws (filed at the Commercial Registry of the State of Paraná under No. 17,340 on June 16, 1955, and published in the Official Newspaper of the State of Paraná on June 25, 1955) has undergone the amendments listed hereunder.

Minutes of SM of	Commercial Registry		Published in the ONS PR on
	File No.	Date
09.09.1969	83.759	10.01.1969	10.08.1969
08.21.1970	88.256	09.04.1970	09.14.1970
10.22.1970	88.878	11.05.1970	11.16.1970
04.28.1972	95.513	05.24.1972	05.30.1972
04.30.1973	101.449	08.15.1973	08.28.1973
05.06.1974	104.755	05.21.1974	06.05.1974
12.27.1974	108.364	02.07.1975	02.21.1975
04.30.1975	110.111	06.03.1975	06.18.1975
03.26.1976	114.535	04.29.1976	05.10.1976
02.15.1978	123.530	02.28.1978	03.08.1978
08.14.1979	130.981	11.09.1979	11.20.1979
02.26.1980	132.253	03.25.1980	04.16.1980
10.30.1981	139.832	12.01.1981	12.18.1981
05.02.1983	146.251	05.31.1983	06.14.1983
05.23.1984	150.596	07.26.1984	08.28.1984
12.17.1984	160.881	01.17.1985	02.11.1985
06.11.1985	162.212	07.01.1985	07.18.1985
01.12.1987	166.674	02.13.1987	02.26.1987
03.18.1987	166.903	04.07.1987	05.08.1987
06.19.1987	167.914	07.02.1987	07.14.1987
02.22.1994	18444,7	02.28.1994	03.17.1994
08.22.1994	309,0	09.20.1994	10.06.1994
02.15.1996	960275860	02.27.1996	03.06.1996
10.18.1996	961839597	10.29.1996	11.06.1996
07.10.1997	971614148	07.18.1997	07.22.1997
03.12.1998	980428793	04.01.1998	04.07.1998
04.30.1998	981597050	05.06.1998	05.12.1998
05.25.1998	981780954	05.28.1998	06.02.1998
01.26.1999	990171175	02.05.1999	02.11.1999
03.25.1999	990646483	04.14.1999	04.23.1999
03.27.2000	000633666	03.30.2000	04.07.2000
08.07.2001	20011994770	08.14.2001	08.27.2001
12.26.2002	20030096413	01.29.2003	02.10.2003
02.19.2004	20040836223	03.08.2004	03.19.2004
06.17.2005	20052144879	06.23.2005	07.05.2005
01.11.2006	20060050632	01.20.2006	01.25.2006

APPENDIX I - AMENDMENTS TO THE CORPORATE BYLAWS

.

Minutes of SM of	Commercial Registry		Published in the ONS PR on
	File No.	Date
08.24.2006	20063253062	08.30.2006	09.11.2006
07.02.2007	20072743441	07.04.2007	07.27.2007
04.18.2008	20081683790	04.25.2008	05.27.2008
03.13.2009	20091201500	03.13.2009	03.31.2009
07.08.2010	20106612077	07.20.2010	08.04.2010
04.28.2011	20111122929	05.10.2011	06.07.2011
04.26.2012	20123192609	05.09.2012	05.15.2012
04.25.2013	20132186560	05.07.2013	05.20.2013
07.25.2013	20134231198	07.30.2013	08.09.2013
10.10.2013	20135861330	10.15.2013	10.25.2013
04.24.2014	20142274046	04.29.2014	05.05.2014
04.23.2015	20152615962	05.04.2015	05.06.2015
12.22.2016	20167724827	01.04.2017	01.06.2017
06.07.2017	20173251129	06.12.2017	06.19.2017
06.28.2018	20183296796	07.11.2018	07.17.2018
04.29.2019	-	-	-

Appendix II - Changes In The Capital Stock (Article 5)

Initial capital stock, on 03.28.1955: Cr$ 800,000,000.00

SM of	NEW CAPITAL - Cr$	C.R.S.P FILE NO. DATE	MINUTES in ONS PR of
10.01.1960	1,400,000,000.00	26350 - 10.13.1960	10.14.1960
04.16.1962	4,200,000,000.00	31036 - 05.03.1962	05.26.1962
11.11.1963	8,000,000,000.00	37291 - 11.28.1963	12.02.1963
10.13.1964	16,000,000,000.00	50478 - 10.23.1964	10.31.1964
09.24.1965	20,829,538,000.00	65280 - 10.15.1965	10.18.1965
10.29.1965	40,000,000,000.00	65528 - 11.12.1965	11.18.1965
09.20.1966	70,000,000,000.00	70003 - 10.11.1966	10.18.1966[1]
	NCr$
10.31.1967	125,000,000.00	74817 - 12.01.1967	12.07.1967
06.17.1968	138,660,523.00	77455 - 06.27.1968	07.13.1968
11.27.1968	180,000,000.00	79509 - 12.10.1968	12.20.1968
06.06.1969	210,000,000.00	82397 - 07.11.1969	08.05.1969
10.13.1969	300,000,000.00	84131 - 10.30.1969	11.03.1969
12.03.1969	300,005,632.00	84552 - 12.16.1969	12.30.1969
04.06.1970	332,111,886.00	86263 - 05.14.1970	06.09.1970
	Cr$
11.24.1970	425,000,000.00	89182 - 12.11.1970	12.18.1970
12.18.1970	500,178,028.00	89606 - 02.04.1971	02.17.1971
07.31.1972	866,000,000.00	97374 - 09.21.1972	10.04.1972
04.30.19732	867,934,700.00	101449 - 08.15.1973	08.28.1973
08.31.1973	877,000,000.00	102508 - 11.09.1973	11.21.1973
10.30.19733	1,023,000,000.00	103387 - 01.25.1974	02.11.1974
05.30.1974	1,023,000,010.00	105402 - 06.21.1974	06.27.1974
12.27.1974	1,300,000,000.00	108364 - 02.07.1975	02.21.1975
04.30.1975	1,302,795,500.00	110111 - 06.13.1975	06.18.1975
12.22.1975	1,600,000,000.00	113204 - 01.15.1976	02.13.1976
03.26.1976	1,609,502,248.00	114535 - 04.29.1976	05.10.1976
12.17.1976	2,100,000,000.00	118441 - 01.14.1977	02.04.1977
08.29.1977	3,000,000,000.00	122059 - 10.14.1977	10.25.1977
11.16.1977	3,330,000,000.00	122721 - 12.13.1977	01.12.1978
04.28.1978	3,371,203,080.00	125237 - 07.06.1978	07.20.1978
12.14.1978	4,500,000,000.00	127671 - 01.19.1979	03.06.1979
03.05.1979	5,656,487,659.00	128568 - 05.04.1979	05.17.1979
04.30.1979	5,701,671,254.00	129780 - 07.24.1979	08.14.1979
09.24.1979	8,000,000,000.00	130933 - 11.05.1979	11.23.1979

1 Rectified by ONS PR on June 5, 1967

2 Ratified by ESM on August 7, 1973, published in ONS PR on August 23, 1973

3 Ratified by ESM on December 21, 1973, published in ONS PR on February 1, 1974

Appendix II - Changes In The Capital Stock (Article 4)

SM of	NEW CAPITAL - Cr$	C.R.S.P. FILE NO. DATE	MINUTES in ONS PR of
03.27.1980	10,660,296,621.00	133273 - 06.17.1980	06.27.1980
04.29.1980	10,729,574,412.00	133451 - 06.27.1980	07.16.1980
10.16.1980	11,600,000,000.00	135337 - 12.02.1980	01.20.1981
04.30.1981	20,000,000,000.00	137187 - 05.19.1981	05.29.1981
10.30.1981	20,032,016,471.00	139832 - 12.01.1981	12.18.1981
04.30.1982	37,073,740,000.00	141852 - 06.01.1982	06.17.1982
10.29.1982	39,342,000,000.00	144227 - 12.14.1982	12.29.1982
03.14.1983	75,516,075,768.00	145422 - 04.12.1983	05.10.1983
05.02.1983	80,867,000,000.00	146251 - 05.31.1983	06.14.1983
09.01.1983	83,198,000,000.00	148265 - 10.25.1983	12.09.1983
04.10.1984	205,139,191,167.00	150217 - 06.15.1984	07.17.1984
04.10.1984	215,182,000,000.00	150217 - 06.15.1984	07.17.1984
10.05.1984	220,467,480,000.00	160412 - 11.08.1984	11.27.1984
03.25.1985	672,870,475,837.00	161756 - 05.21.1985	06.11.1985
03.25.1985	698,633,200,000.00	161756 - 05.21.1985	06.11.1985
09.18.1985	719,093,107,000.00	163280 - 11.14.1985	11.27.1985
	Cz$
04.25.1986	2,421,432,629.00	164815 - 06.11.1986	06.30.1986
10.23.1986	2,472,080,064.00	166138 - 11.06.1986	11.14.1986
03.18.1987	4,038,049,401.49	166903 - 04.07.1987	05.08.1987
03.18.1987	4,516,311,449.87	166903 - 04.07.1987	05.08.1987
09.18.1987	4,682,539,091.91	168598 - 10.06.1987	10.16.1987
04.14.1988	18,772,211,552.10	170034 - 05.06.1988	05.25.19884
04.14.1988	19,335,359,578.00	170034 - 05.06.1988	05.25.1988
06.14.1988	19,646,159,544.00	170727 - 07.11.1988	07.20.1988
04.25.1989	174,443,702,532.00	172902 - 05.26.1989	07.06.1989
	NCz$
04.25.1989	182,848,503.53	172902 - 05.26.1989	07.06.1989
06.26.1989	184,240,565.60	173374 - 07.12.1989	07.21.1989
	Cr$
03.30.1990	2,902,464,247.10	175349 - 05.02.1990	05.09.1990
03.30.1990	3,113,825,643.60	175349 - 05.02.1990	05.09.1990
05.25.1990	3,126,790,072.52	176016 - 07.10.1990	08.09.1990
03.25.1991	28,224,866,486.42	177809 - 04.26.1991	05.23.1991
03.25.1991	30,490,956,176.38	177809 - 04.26.1991	05.23.1991
05.23.1991	30,710,162,747.26	178337 - 06.18.1991	06.27.1991
04.28.1992	337,561,908,212.47	180617 - 06.08.1992	07.06.1992
04.28.1992	367,257,139,084.96	180617 - 06.08.1992	07.06.1992
06.25.1992	369,418,108,461.33	180899 - 07.09.1992	07.17.1992
04.01.1993	4,523,333,257,454.10	182553 - 04.29.1993	05.20.1993
04.01.1993	4,814,158,615,553.95	182553 - 04.29.1993	05.20.1993
06.15.1993	4,928,475,489,940.955	183139 - 07.13.1993	08.24.1993

4 Rectification in ONS No. 2780 of May 27, 1988

5 Due to Provisional Executive Act No. 336, dated July 28, 1993, which changed the national currency, as of August 1, 1993, the company capital is registered in "cruzeiros reais" (CR$ 4,928,475,475.41 as of the last date).

Appendix II - Changes In The Capital Stock (Article 4)

SM of	NEW CAPITAL - CR$	C.R.S.P. FILE NO. DATE	MINUTES in ONS PR of
04.26.1994	122,158,200,809.216	184781 - 05.10.1994	06.08.1994

	R$
04.25.1995	446,545,229.15	950696471 - 05.18.1995	06.19.1995
04.23.1996	546,847,990.88	960710000 - 05.07.1996	05.15.1996
07.29.1997	1,087,959,086.88	971614130 - 07.30.1997	08.01.1997
08.07.1997	1,169,125,740.567	971761671 - 08.12.1997	08.15.1997
03.12.1998	1,225,351,436.59	980428793 - 04.01.1998	04.07.1998
03.25.1999	1,620,246,833.38	990646483 - 04.14.1999	04.23.1999
12.26.2002	2,900,000,000.00	20030096413 - 01.29.2003	02.10.2003
04.29.2004	3,480,000,000.00	20041866290 - 06.07.2004	06.18.2004
04.27.2006	3,875,000,000.00	20061227897 - 05.09.2006	05.24.2006
04.27.2007	4,460,000,000.00	20071761462 - 05.15.2007	05.29.2007
04.27.2010	6,910,000,000.00	20105343960 - 05.06.2010	05.13.2010
12.22.2016	7,910,000,000.00	20167724827 - 01.04.2017	01.06.2017
04.29.2019	10,800,000,000.00	-	-

6 Due to Provisional Executive Act No. 542, dated June 30, 1994, which changed the national currency, as of July 1, 1994, the capital is entered in "reals" (R$ 44,421,146.54 as of last date)

7 Change in the capital stock authorized by the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date May 28, 2019

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.